UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

PharmaCyte Biotech, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

717512X203

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

125 Park Avenue 25th Floor

New York, New York 10017

(212) 974-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON
Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER
- 0 -
	10	SHARED DISPOSITIVE POWER
980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*
14	TYPE OF REPORTING PERSON
CO

* The Warrants are subject to a 4.9% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON
Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER
- 0 -
	10	SHARED DISPOSITIVE POWER
980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*
14	TYPE OF REPORTING PERSON
OO

* The Warrants are subject to a 4.9% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON
Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 75,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
68,370 shares of Common Stock 75,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,370 shares of Common Stock 75,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%*
14	TYPE OF REPORTING PERSON
OO

* The Warrants are subject to a 4.9% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON
Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 75,000 shares of Common Stock issuable upon exercise of Warrants*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER
68,370 shares of Common Stock 75,000 shares of Common Stock issuable upon exercise of Warrants*
	10	SHARED DISPOSITIVE POWER
980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,048,646 shares of Common Stock 250,000 shares of Common Stock issuable upon exercise of Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%*
14	TYPE OF REPORTING PERSON
IN

* The Warrants are subject to a 4.9% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON
Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
PERSON WITH	9	SOLE DISPOSITIVE POWER
- 0 -
	10	SHARED DISPOSITIVE POWER
980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Warrants*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
980,276 shares of Common Stock 175,000 shares of Common Stock issuable upon exercise of Series Warrants*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%*
14	TYPE OF REPORTING PERSON
IN

* The Warrants are subject to a 4.9% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of PharmaCyte Biotech, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 23046 Avenida de la Carlota, Suite 600, Laguna Hills, CA 92653.

Item 2.	Identity and Background.

This statement is filed by:

(i)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”);
(ii)	Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois Capital”), which serves as the investment advisor to Iroquois Master Fund;
(iii)	Iroquois Capital Investment Group LLC, a Delaware limited liability company (“ICIG”);
(iv)	Richard Abbe, who serves as the President of Iroquois Capital and as a managing member of ICIG; and
(v)	Kimberly Page, who serves as a Director of Iroquois Master Fund.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 125 Park Avenue, 25th Floor, New York, NY 10017. The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c) The principal business of Iroquois Master Fund is serving as a private investment fund. The principal business of Iroquois Capital is serving as an investment adviser that provides investment advisory services to Iroquois Master Fund. The principal business of ICIG is serving as a private investment fund. The principal occupation of Mr. Abbe is serving as the President of Iroquois Capital and managing member of ICIG. The principal occupation of Ms. Page is serving as Chief Operating Officer, Compliance Officer of Iroquois Capital.

(d) No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Abbe and Ms. Page are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and Warrants (as defined below) purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as in Schedule B, which is incorporated by reference. The aggregate purchase price of the 980,276 Shares and Warrants to acquire 175,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $3,283,466, including brokerage commissions.

The aggregate purchase price of the 68,370 Shares and Warrants to acquire 75,000 Shares beneficially owned by ICIG was approximately $207,068, including brokerage commissions.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise (i) any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.9% of the outstanding Shares (the “Blocker”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the applicable Blocker.

Item 4.	Purpose of the Transaction.

The Reporting Person purchased the securities of the Issuer reported herein based on the Reporting Person’s belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time engage in additional discussions with management and the Board concerning among other things recommending changes to the Board of Directors. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to or concerning the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or change its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,715,078 Shares, which represents the number of shares of Common Stock issued and outstanding as of September 14, 2021, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 14, 2021.

For purposes of calculating the percentages, excluded from the Reporting Person’s beneficial ownership are an aggregate of 250,000 Shares consisting of (i) an aggregate of 75,000 Shares issuable upon the exercise of Warrants owned by ICIG and (ii) 175,000 Shares upon the exercise of Warrants owned by Iroquois Master Fund due to the Blocker.

A. Iroquois Master Fund

(a)	As of October 27, 2021, Iroquois Master Fund may be deemed the beneficial owner of the (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants
(c)	Except as set forth in Schedule B, Iroquois Master Fund has not entered into any transactions in the Shares during the past 60 days.

B. Iroquois Capital

(a)	Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owners of the (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants
(c)	Except as set forth in Schedule B, Iroquois Capital has not entered into any transactions in the Shares during the past 60 days.

C.	ICIG
(a)	As of October 27, 2021, ICIG may be deemed the beneficial owner of the (i) 68,370 Shares, and (ii) 75,000 Shares issuable upon exercise of Warrants owned by ICIG.

Percentage: Approximately 0.3%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 75,000 Shares issuable upon exercise of Warrants owned by ICIG
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 75,000 Shares issuable upon exercise of Warrants owned by ICIG
4. Shared power to dispose or direct the disposition: 0

	(c)	Except as set forth in Schedule B, ICIG has not entered into any transactions in the Shares during the past 60 days.

D.	Mr. Abbe
(a)	As of October 27, 2021, Mr. Abbe, the managing member of ICIG, may be deemed the beneficial owner of the (i) 68,370 Shares, and (ii) 75,000 Shares issuable upon exercise of Warrants owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, and (ii) 75,000 Shares issuable upon exercise of Warrants owned by ICIG
2. Shared power to vote or direct vote: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, and (ii) 75,000 Shares issuable upon exercise of Warrants owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Except as set forth in Schedule B, Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.

E.	Ms. Page
(a)	Ms. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 980,276 Shares, and (ii) 175,000 Shares issuable upon exercise of Warrants owned by Iroquois Master Fund

(c)	Except as set forth in Schedule B, Ms. Page has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Warrants (each subject to the Blocker) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by and underlying the Reported Warrants (each subject to the Blocker) held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 3, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Iroquois Capital Management, LLC, Iroquois Master Fund Ltd., Iroquois Capital Investment Group, Richard Abbe and Kimberly Page, dated November 3, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2021

IROQUOIS MASTER FUND LTD.
By:	Iroquois Capital Management, LLC,
its investment manager
By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC
By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC
By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly page

CUSIP No. 717512X203

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	President of Iroquois Capital	125 Park Avenue, 25th Floor New York, NY 10017
Kimberly Page, Director	Chief Operating Officer and Compliance Officer of Iroquois Capital	125 Park Avenue, 25th Floor New York, NY 10017

CUSIP No. 717512X203

SCHEDULE B

Transactions in the PMCB Shares in the Past 60 Days

IROQUOIS MASTER FUND LTD.

Portfolio	TradeDate	SettleDate	Txn	Quantity	Symbol	SettlePrice
Iroquois Master Fund Ltd	11/1/2021	11/3/2021	BUY	3,400	PMCB	2.8809
Iroquois Master Fund Ltd	10/29/2021	11/2/2021	BUY	1,200	PMCB	2.82
Iroquois Master Fund Ltd	10/28/2021	11/1/2021	BUY	1,100	PMCB	2.88
Iroquois Master Fund Ltd	10/27/2021	10/29/2021	BUY	69,800	PMCB	2.8774
Iroquois Master Fund Ltd	10/26/2021	10/28/2021	BUY	31,400	PMCB	2.919
Iroquois Master Fund Ltd	10/25/2021	10/27/2021	BUY	20,500	PMCB	2.7
Iroquois Master Fund Ltd	10/22/2021	10/26/2021	BUY	74,900	PMCB	2.7395
Iroquois Master Fund Ltd	10/22/2021	10/26/2021	BUY	34,000	PMCB	2.7515
Iroquois Master Fund Ltd	10/20/2021	10/22/2021	BUY	1,200	PMCB	3
Iroquois Master Fund Ltd	10/18/2021	10/20/2021	BUY	2,800	PMCB	3.0036
Iroquois Master Fund Ltd	10/15/2021	10/19/2021	BUY	1,200	PMCB	3.07
Iroquois Master Fund Ltd	10/14/2021	10/18/2021	BUY	11,300	PMCB	3.108
Iroquois Master Fund Ltd	10/13/2021	10/15/2021	BUY	7,429	PMCB	3.1028
Iroquois Master Fund Ltd	10/12/2021	10/14/2021	BUY	11,713	PMCB	3.0817
Iroquois Master Fund Ltd	10/11/2021	10/13/2021	BUY	10,700	PMCB	3.0987
Iroquois Master Fund Ltd	10/7/2021	10/12/2021	BUY	15,400	PMCB	3.0509
Iroquois Master Fund Ltd	10/5/2021	10/7/2021	BUY	10,000	PMCB	3.0163
Iroquois Master Fund Ltd	10/4/2021	10/6/2021	BUY	12,700	PMCB	3.0944
Iroquois Master Fund Ltd	10/1/2021	10/5/2021	BUY	17,900	PMCB	3.1691
Iroquois Master Fund Ltd	9/30/2021	10/4/2021	BUY	50,000	PMCB	2.9622
Iroquois Master Fund Ltd	9/30/2021	10/4/2021	BUY	65,000	PMCB	2.9615
Iroquois Master Fund Ltd	9/29/2021	10/1/2021	BUY	1,000	PMCB	3.05
Iroquois Master Fund Ltd	9/29/2021	10/1/2021	BUY	10,000	PMCB	3.125
Iroquois Master Fund Ltd	9/28/2021	9/30/2021	BUY	10,900	PMCB	3.21
Iroquois Master Fund Ltd	9/27/2021	9/29/2021	BUY	29,700	PMCB	3.3584
Iroquois Master Fund Ltd	9/24/2021	9/28/2021	BUY	8,500	PMCB	3.3059
Iroquois Master Fund Ltd	9/23/2021	9/27/2021	BUY	8,200	PMCB	3.3645
Iroquois Master Fund Ltd	9/23/2021	9/27/2021	BUY	25,000	PMCB	3.3803
Iroquois Master Fund Ltd	9/22/2021	9/24/2021	BUY	30,000	PMCB	3.3855
Iroquois Master Fund Ltd	9/21/2021	9/23/2021	BUY	10,500	PMCB	3.439
Iroquois Master Fund Ltd	9/21/2021	9/23/2021	SELL	17,883	PMCB	3.7073
Iroquois Master Fund Ltd	9/20/2021	9/22/2021	BUY	13,400	PMCB	3.329
Iroquois Master Fund Ltd	9/20/2021	9/22/2021	BUY	25,000	PMCB	3.3546
Iroquois Master Fund Ltd	9/17/2021	9/21/2021	BUY	30,800	PMCB	3.479
Iroquois Master Fund Ltd	9/17/2021	9/21/2021	BUY	17,114	PMCB	3.4198
Iroquois Master Fund Ltd	9/15/2021	9/17/2021	BUY	36,354	PMCB	3.303

Iroquois Master Fund Ltd	9/15/2021	9/17/2021	BUY	25,000	PMCB	3.3158
Iroquois Master Fund Ltd	9/14/2021	9/16/2021	BUY	17,500	PMCB	3.3273
Iroquois Master Fund Ltd	9/14/2021	9/16/2021	BUY	10,000	PMCB	3.25
Iroquois Master Fund Ltd	9/13/2021	9/15/2021	BUY	20,000	PMCB	3.35
Iroquois Master Fund Ltd	9/10/2021	9/14/2021	BUY	13,400	PMCB	3.5846
Iroquois Master Fund Ltd	9/10/2021	9/14/2021	SELL	3,000	PMCB	3.7019
Iroquois Master Fund Ltd	9/9/2021	9/13/2021	BUY	40,600	PMCB	3.6884
Iroquois Master Fund Ltd	9/9/2021	9/13/2021	SELL	87,800	PMCB	4.1646
Iroquois Master Fund Ltd	9/8/2021	9/10/2021	BUY	1,000	PMCB	3.195
Iroquois Master Fund Ltd	9/7/2021	9/9/2021	BUY	2,500	PMCB	3.2852
Iroquois Master Fund Ltd	9/2/2021	9/7/2021	BUY	3,200	PMCB	3.4456
Iroquois Master Fund Ltd	9/1/2021	9/3/2021	BUY	10,700	PMCB	3.3955
Iroquois Master Fund Ltd	8/31/2021	9/2/2021	BUY	65,852	PMCB	3.3388
Iroquois Master Fund Ltd	8/31/2021	9/2/2021	BUY	15,000	PMCB	3.3545
Iroquois Master Fund Ltd	8/27/2021	8/31/2021	BUY	66,997	PMCB	3.3573
Iroquois Master Fund Ltd	8/26/2021	8/30/2021	BUY	19,100	PMCB	3.3637
Iroquois Master Fund Ltd	8/23/2021	8/25/2021	BUY	21,500	PMCB	3.6299
Iroquois Master Fund Ltd	8/23/2021	8/25/2021	BUY	25,000	PMCB	3.6657
Iroquois Master Fund Ltd	8/20/2021	8/24/2021	BUY	27,200	PMCB	3.583

IROQUOIS CAPITAL INVESTMENT GROUP LLC

Portfolio	TradeDate	SettleDate	Txn	Quantity	Symbol	SettlePrice
Iroquois Capital Investment Group LLC	10/27/2021	10/29/2021	BUY	30,000	PMCB	2.8774
Iroquois Capital Investment Group LLC	10/8/2021	10/13/2021	BUY	38,370	PMCB	3.1344

*Shares includes brokerage commissions